                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000
                          COMMISSION FILE NUMBER 1-9828
                                                 ------

                            GAINSCO, INC. 401(k) PLAN
                            (FULL TITLE OF THE PLAN)

                                   ----------

                                  GAINSCO, INC.
                                (NAME OF ISSUER)

                               500 COMMERCE STREET
                             FORT WORTH, TEXAS 76102
                          (PRINCIPAL EXECUTIVE OFFICE)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                 Daniel J. Coots
                             Chief Financial Officer
                                  GAINSCO, INC.
                               500 Commerce Street
                             Fort Worth, Texas 76102
                                 (817) 336-2500

                                    Copy to:

                                  Byron F. Egan
                              Jackson Walker L.L.P.
                           901 Main Street, Suite 6000
                               Dallas, Texas 75202
                                 (214) 953-5727

                              REQUIRED INFORMATION

     The GAINSCO, INC. 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                            GAINSCO, INC. 401(k) PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                            GAINSCO, INC. 401(k) PLAN

                                TABLE OF CONTENTS

                                                                                                             PAGE
Independent Auditors' Report                                                                                     1

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999                                     2

Statements of Changes in Net Assets Available for Benefits - Years ended
      December 31, 2000 and 1999                                                                                 3

Notes to Financial Statements                                                                                    4


SUPPLEMENTAL SCHEDULES
1     Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2000                         9

2     Schedule of Non-Exempt Transactions - Year ended December 31, 2000                                        11

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator
GAINSCO, INC. 401(k) Plan:



We have audited the accompanying statements of net assets available for benefits of the GAINSCO, INC. 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ KPMG LLP


May 25, 2001
Dallas, Texas

                            GAINSCO, INC. 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                    ASSETS                                       2000               1999
                                                            --------------     --------------
Investments, at fair value                                  $    5,588,371            900,719

Guaranteed investment contract, at contract value                       --                  1
                                                            --------------     --------------

                Total investments                                5,588,371            900,720

Cash and cash equivalents                                               --          2,759,100

Receivables:
    Participant contributions                                       34,253              9,857
    Employer contributions                                          65,244                 --
    Accrued interest                                                 2,401              6,949
                                                            --------------     --------------

                Total receivables                                  101,898             16,806
                                                            --------------     --------------

                Net assets available for benefits           $    5,690,269          3,676,626
                                                            ==============     ==============



See accompanying notes to financial statements.

                            GAINSCO, INC. 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999


                                                                    2000               1999
                                                                 ------------      ------------
Additions to net assets attributed to:
    Investment income (loss):
       Net appreciation (depreciation) in fair value
          of investments                                         $   (898,114)            8,957
       Interest and dividends                                         349,957            99,081
                                                                 ------------      ------------
                                                                     (548,157)          108,038

    Contributions:
       Participant                                                    653,231           206,483
       Employer                                                       259,179                --
                                                                 ------------      ------------
                                                                      912,410           206,483

    Transfer of assets from Tri-State, Ltd.
       401(k) Plan                                                    211,436                --
    Transfer of assets from Lalande Financial
       Group, Inc. 401(k) Profit Sharing Plan and Trust             1,811,361                --
                                                                 ------------      ------------
                Total additions                                     2,387,050           314,521

Deductions from net assets attributed to:
    Benefits paid to participants                                     373,407           659,666
    Other                                                                  --               270
                                                                 ------------      ------------
                Total deductions                                      373,407           659,936
                                                                 ------------      ------------
Net increase (decrease)                                             2,013,643          (345,415)

Net assets available for benefits:
    Beginning of year                                               3,676,626         4,022,041
                                                                 ------------      ------------
    End of year                                                  $  5,690,269         3,676,626
                                                                 ============      ============


See accompanying notes to financial statements.

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)      DESCRIPTION OF PLAN AND ACCOUNTING POLICIES

         The following description of GAINSCO, INC. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan is a defined contribution plan covering all employees of GAINSCO Service Corp., General Agents Insurance Company of America, Inc., MGA Insurance Company, Inc., Lalande Financial Group, Inc., National Specialty Lines, Inc., DLT Insurance Adjusters, Inc. and Tri-State, Ltd. (collectively, the Company) who have at least one hour of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

                  Effective January 1, 2000, the Lalande Financial Group, Inc. 401(k) Profit Sharing Plan and Trust was merged into the Plan. Total assets of $1,811,361 were transferred to the Plan.

                  Effective October 1, 2000, the Tri-State, Ltd. 401(k) Plan was merged into the Plan. Total assets of $211,436 were transferred to the Plan.

                  Effective January 1, 2000, the name of the Plan was changed from "The Profit Sharing Plan and Trust of GAINSCO, INC." to the "GAINSCO, INC. 401(k) Plan."

         (b)      CONTRIBUTIONS

                  Participants may elect to make a contribution in an amount not to exceed 15% of their annual compensation, as defined in the Plan document.

                  A discretionary employer matching contribution policy was added to the Plan effective in 2000. This employer matching contribution is allocated in an amount not to exceed 100% of each participant's first 6% of compensation. The employer matching contribution for the 2000 Plan year was 50% of each participant's first 6% of compensation.

                  The Plan also has a profit sharing feature which is discretionary. Employees are eligible to receive allocations of profit sharing contributions, if any, after completion of one year of service. The amount of the profit sharing contribution is decided upon by the Company and subject to certain maximum limits set by the Board of Directors and limitations imposed by the Internal Revenue Service. The amount of the profit sharing contribution allocated to each participant is based upon a pro rata share of the participant's eligible compensation. There was no profit sharing contribution made in 2000 and 1999.

         (c)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan investment earnings. The earnings and losses from investments are allocated to the participants' accounts based on their individual account balances.



                                       4                             (Continued)

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


                  For 1999, forfeitures of nonvested Plan participants who received a Company contribution were allocated among the accounts of the Plan participants who were eligible to receive Company contributions for such year in proportion to their compensation as compared to total participants' compensation.

                  Effective in 2000, forfeitures of nonvested Plan participants who received a Company contribution are used to reduce future employer contributions. Forfeitures for 2000 and 1999 were $19,883 and $18,538, respectively.

         (d)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  The Plan's investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The guaranteed investment contract is valued at its contract value. Participants' notes receivable are valued at unpaid principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

         (e)      VESTING

                  Participants have a 100% vested interest in their voluntary contributions with graduated vesting in the Company's discretionary contributions plus investment earnings thereon, determined by years of credited service. A participant is 100% vested after six years of credited service.

         (f)      PARTICIPANT NOTES RECEIVABLE

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are treated as directed account investments of the borrowing participant and are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 7.89% to 11.5% at December 31, 2000.

         (g)      PAYMENT OF BENEFITS

                  Benefits are paid to participants upon retirement, permanent disability, termination or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, or through transfer to another retirement plan in an amount equal to the value of the participant's vested account balance. Benefit payments are recorded when paid.

         (h)      PLAN TERMINATION

                  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all Plan participants would become fully vested and the net Plan assets would be distributed to Plan participants based on each participant's account balance.



                                       5                             (Continued)

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



         (i)      BASIS OF ACCOUNTING

                  The financial statements of the Plan are prepared under the accrual method of accounting.

         (j)      EXPENSES

                  All administrative fees and expenses relative to the Plan are paid by the Company and are not charged to the Plan.

         (k)      ADMINISTRATION

                  Bank One, Texas, N.A. was the Trustee of the Plan during the 1999 Plan year and held all of the Plan's assets and investments and was responsible for executing and recording transactions for the various funds.

                  Effective January 1, 2000, the Plan changed its Trustee from Bank One, Texas, N.A. to Merrill Lynch Trust Company. The Plan's investments, with the exception of the investment in GAINSCO, INC. common stock, were converted to cash and held in cash equivalents on December 31, 1999. The cash was transferred to the Plan's specific investment funds in the Merrill Lynch Trust Company on January 4, 2000.

         (l)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

         (m)      RECLASSIFICATION

                  Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

         (n)      NEW ACCOUNTING PRONOUNCEMENTS

                  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

                  SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan's financial statements would be immaterial.



                                       6                             (Continued)

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(2)      INVESTMENTS

         The Trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

         The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999:

                                                2000                            1999
                                   -----------------------------     -----------------------------
                                      UNITS/           FAIR             UNITS/           FAIR
                                      SHARES           VALUE            SHARES           VALUE
                                   ------------     ------------     ------------     ------------
GAINSCO, INC. Common
    Stock Fund*                         150,604     $    395,334          149,683     $    804,546
Merrill Lynch Retirement
    Reserves Money Fund*                726,465          726,465               --               --
Alliance Premier Growth
    Fund CL A                            16,364          437,073               --               --
MFS Capital Opportunities
    Fund CL A                            22,002          393,619               --               --
Merrill Lynch Basic Value
    Fund CL D*                           13,244          433,330               --               --
AIM Small Cap Growth
    Fund CL A                            17,890          533,302               --               --
Merrill Lynch S&P 500
    Index Fund CL A*                     75,665        1,224,262               --               --
Merrill Lynch Aggregate
    Bond Index Fund CL A*                38,197          393,816               --               --
Participants' Loan Fund*                     --          290,857               --               --

*Party in interest

(3)      TAX STATUS

         The Plan obtained its latest determination letter on February 16, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan has not applied for a new determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(4)      CONCENTRATION OF CREDIT RISK

         Assets invested in the funds are not deposits, are not guaranteed by the Trustee, are not federally insured by the FDIC, and are subject to certain risks, including loss of principal.



                                       7                             (Continued)

                            GAINSCO, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(5)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          DECEMBER 31,
                                                 ------------------------------
                                                     2000              1999
                                                 ------------      ------------
  Net assets available for benefits
      per the financial statements               $  5,690,269         3,676,626
  Amounts allocated to withdrawing
      participants                                   (487,517)         (495,386)
                                                 ------------      ------------
            Net assets available for
              benefits per the Form 5500         $  5,202,752         3,181,240
                                                 ============      ============


         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2000 and 1999:


                                                     2000              1999
                                                 ------------      ------------
Benefits paid to participants per the
   financial statements                          $    373,407           659,666
Add: Amounts allocated to withdrawing
   participants at end of year                        487,517           495,386
Less:  Amounts allocated to withdrawing
   participants at beginning of year                 (495,386)         (463,552)
                                                 ------------      ------------
        Benefits paid to participants per
           the Form 5500                         $    365,538           691,500
                                                 ============      ============


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for participants who separated from service during 2000 or a prior plan year who have not yet begun to receive their benefits.

(6)    NON-EXEMPT TRANSACTIONS

       During 2000, the Plan had non-exempt transactions totaling $63,706 due to untimely remittances of participant contributions. The Company made a $8,350 payment to the Plan which represents interest and investment earnings on the untimely remittances.

                                                                    SCHEDULE 1


                            GAINSCO, INC. 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                                                             NUMBER
       IDENTITY OF ISSUER,                                                                  OF UNITS/        CURRENT
    BORROWER OR SIMILAR PARTY                  INVESTMENT DESCRIPTION                        SHARES           VALUE
 --------------------------------    --------------------------------------------------   ------------   --------------
CASH AND CASH EQUIVALENTS
    Merrill Lynch Trust Company*     Merrill Lynch Retirement Reserves Money Fund*            726,465    $     726,465
                                     CMA Money Fund                                               213              213
                                                                                                         --------------

                                                                                                               726,678
                                                                                                         --------------

COMMON STOCKS
    GAINSCO, INC.*                   GAINSCO, INC. Common Stock Fund*                         150,604          395,334
    Merrill Lynch Trust Company*     Nokia Corp.                                                   50            2,177
                                     Puma Technology Corp.                                        100              415
                                     Palm, Inc.                                                    74            2,095
                                     Rambus, Inc.                                                  50            1,806
                                     3 Com Corp. Del.                                             102              867
                                     Genuity, Inc.                                                 90              456
                                                                                                         --------------

                                                                                                               403,150
                                                                                                         --------------

MUTUAL FUNDS
    Merrill Lynch Trust Company*     Munder Netnet Fund CL A                                    1,646           57,165
                                     Van Kampen Comstock Fund CL A                             11,757          202,576
                                     Merrill Lynch U.S. Govt. Mortgage Fund CL D*               2,503           24,354
                                     Alliance Premier Growth Fund CL A                         16,364          437,073
                                     MFS Capital Opportunities Fund CL A                       22,002          393,619
                                     AIM Aggressive Growth Fund                                    22              285
                                     Eaton Vance Income Fund of Boston                              5               36
                                     Oppenheimer Global Growth & Inc. Fund CL A                     4              118
                                     AIM Global Telecom & Technology Fund CL A                      9              160
                                     MFS Utilities Fund CL A                                      285            3,388
                                     The Oakmark Select Fund CL II                                 21              452
                                     Blackrock Mid Cap Growth Equity Portfolio CL A               324            4,025
                                     ING Pilgrim Convertible Fund CL A                            176            3,307
                                     Van Kampen American Value Fund CL A                        1,965           38,058
                                     Van Kampen Real Estate Secs. Fund CL A                        49              657
                                     Merrill Lynch Basic Value Fund CL D*                      13,244          433,330
                                     Merrill Lynch Global Allocation Fund CL D*                   872           11,421
                                     ING Pilgrim International Small Cap Fund CL A                103            3,211
                                     PIMCO Innovation Fund CL A                                 1,687           69,472
                                     PIMCO Real Return Bond Fund CL A                              12              122
                                     Eaton Vance Information Age Fund CL A                      4,260           64,076
                                     Phoenix Strategic Equity Series Fund                       1,607           22,612
                                     AIM Small Cap Growth Fund CL A                            17,890          533,302
                                     Oppenheimer International Growth Fund CL A                 7,052          138,991
                                     Eaton Vance Worldwide Health Sciences Fund CL A            4,278           49,750
                                     ING Pilgrim Growth & Value Fund CL A                           6              107

                                                                    SCHEDULE 1


                            GAINSCO, INC. 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                                                             NUMBER
       IDENTITY OF ISSUER,                                                                  OF UNITS/        CURRENT
    BORROWER OR SIMILAR PARTY                  INVESTMENT DESCRIPTION                        SHARES           VALUE
 --------------------------------    --------------------------------------------------   ------------   --------------
                                                                                                           (Continued)
    Merrill Lynch Trust Company*     Oppenheimer Developing Markets Fund CL A                     207    $       2,964
                                     Jundt Opportunity Fund CL A                                1,862           37,319
                                     Merrill Lynch S&P 500 Index Fund CL A*                    75,665        1,224,262
                                     Merrill Lynch Aggregate Bond Index Fund CL A*             38,197          393,816
                                     Merrill Lynch International Index Fund CL A*               1,149           13,044
                                     PIMCO Foreign Bond Fund CL A                                  45              453
                                     PIMCO Long-Term U.S. Govt. Institutional Fund                  5               57
                                     Conseco Balanced Fund CL A                                    44              482
                                     AIM European Development Fund CL A                           158            3,622
                                                                                                         --------------

                                                                                                             4,167,686
                                                                                                         --------------
LOANS
    Participants' Loans*             Loan Fund (interest rates range from 7.89% to 11.5%)          --          290,857
                                                                                                         --------------

                                                                                                         $    5,588,371
                                                                                                         ==============




    *Party-in-interest

    See accompanying independent auditors' report.

                                                                    SCHEDULE 2


                            GAINSCO, INC. 401(k) PLAN

                       Schedule of Non-Exempt Transactions

                          Year ended December 31, 2000



                                                                                       (C)
 (a)                                              (B)                       DESCRIPTION OF TRANSACTIONS,
           IDENTITY OF                   RELATIONSHIP TO PLAN,            INCLUDING MATURITY DATE, RATE OF
              PARTY                        EMPLOYER OR OTHER                INTEREST, COLLATERAL, PAR OR
             INVOLVED                      PARTY IN-INTEREST                       MATURITY VALUE
-----------------------------           --------------------------   -------------------------------------------
GAINSCO Service Corp.                    Employer/Plan Sponsor        Contributions of $9,857.82 for the
                                                                      payroll check date of December 31, 1999
                                                                      were deposited on February 16, 2000,
                                                                      and earnings and interest of $36.56
                                                                      were deposited on September 29, 2000.

Lalande Financial Group, Inc.            Employer/Plan Sponsor        Contributions of $11,105.83 for the
                                                                      payroll check date of December 10, 1999
                                                                      were deposited on February 23, 2000,
                                                                      and earnings and interest of $2,396.95
                                                                      were deposited on September 29, 2000.

Lalande Financial Group, Inc.            Employer/Plan Sponsor        Contributions of $6,626.05 for the
                                                                      payroll check date of December 24, 1999
                                                                      were deposited on February 23, 2000,
                                                                      and earnings and interest of $1,430.07
                                                                      were deposited on September 29, 2000.

Lalande Financial Group, Inc.            Employer/Plan Sponsor        Contributions of $6,337.10 for the
                                                                      payroll check date of January 7, 2000
                                                                      were deposited on March 8, 2000,
                                                                      and earnings and interest of $1,275.50
                                                                      were deposited on September 29, 2000.

Lalande Financial Group, Inc.            Employer/Plan Sponsor        Contributions of $7,003.13 for the
                                                                      payroll check date of January 21, 2000
                                                                      were deposited on March 8, 2000,
                                                                      and earnings and interest of $1,409.57
                                                                      were deposited on September 29, 2000.

                                                                    SCHEDULE 2


                            GAINSCO, INC. 401(k) PLAN

                       Schedule of Non-Exempt Transactions

                          Year ended December 31, 2000



                                                                                       (C)
 (a)                                              (B)                       DESCRIPTION OF TRANSACTIONS,
           IDENTITY OF                   RELATIONSHIP TO PLAN,            INCLUDING MATURITY DATE, RATE OF
              PARTY                        EMPLOYER OR OTHER                INTEREST, COLLATERAL, PAR OR
             INVOLVED                      PARTY IN-INTEREST                       MATURITY VALUE
-----------------------------           --------------------------   -------------------------------------------
                                                                                                     (Continued)
Lalande Financial Group, Inc.            Employer/Plan Sponsor        Contributions of $7,185.03 for the
                                                                      payroll check date of February 4, 2000
                                                                      were deposited on March 23, 2000,
                                                                      and earnings and interest of $685.31
                                                                      were deposited on September 29, 2000.

Lalande Financial Group, Inc.            Employer/Plan Sponsor        Contributions of $7,462.36 for the
                                                                      payroll check date of February 18, 2000
                                                                      were deposited on March 23, 2000,
                                                                      and earnings and interest of $711.79
                                                                      were deposited on September 29, 2000.

Lalande Financial Group, Inc.            Employer/Plan Sponsor        Contributions of $8,128.33 for the
                                                                      payroll check date of March 31, 2000
                                                                      were deposited on May 11, 2000,
                                                                      and earnings and interest of $403.75
                                                                      were deposited on September 29, 2000.


Columns (d) through (j) are not applicable.

See accompanying independent auditors' report.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the GAINSCO, INC. 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAINSCO, INC. 401(k) PLAN


By: /s/ DANIEL J. COOTS
    --------------------------------
    Daniel J. Coots, Chairman of
    401(k) Plan Investment Committee

Date: June 27, 2001

                                INDEX TO EXHIBITS


EXHIBIT
  NO.           DESCRIPTION
-------         -----------
*10             GAINSCO, INC. 401(k) Plan and related Adoption Agreement
                [Exhibit 99.1 to Registration Statement on Form S-8, effective
                April 12, 2000]

 23             Independent Auditors' Consent

----------
(*) Exhibit has previously been filed with the Commission as an exhibit in the filing designated in brackets and is incorporated herein by this reference. Registrant's file number for reports filed under the Securities Exchange Act of 1934 is 1-9828.